UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

COUGAR BIOTECHNOLOGY, INC.

(Name of Subject Company)

COUGAR BIOTECHNOLOGY, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

222083107

(CUSIP Number of Class of Securities)

Alan H. Auerbach

Chief Executive Officer

10990 Wilshire Blvd, Suite 1200

Los Angeles, California 90024

(310) 943-8040

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Charles K. Ruck

B. Shayne Kennedy

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, California 92626-1925

(714) 540-1235

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Cougar Biotechnology, Inc. (the “Company”) filed with the Securities and Exchange Commission on June 5, 2009 (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Kite Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Johnson & Johnson, a New Jersey corporation, disclosed in the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 5, 2009, as amended, to purchase all of the outstanding shares of common stock of the Company, par value $0.0001 per share (the “Shares”), at a purchase price of $43.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated June 5, 2009 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). Copies of the Offer to Purchase and the Letter of Transmittal were filed with the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text under the heading “Litigation” of Item 8:

“On June 22, 2009, the shareholder class action filed in the Los Angeles County Superior Court in the State of California, captioned Puzanov v. Cougar Biotechnology, Inc., et al., Case No. BC 414586 was dismissed at the request of the plaintiff, Dr. Igor Puzanov (the “Plaintiff”). The case was dismissed without prejudice. The Company will pay no settlement or attorneys’ fees or other expenses of the Plaintiff in connection with the dismissal of the complaint. On June 23, 2009, the Company issued a press release announcing the dismissal, a copy of which is filed as Exhibit (a)(2)(F) hereto.”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text under the heading “Antitrust Compliance” of Item 8:

“On June 17, 2009, the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (“HSR Act”) applicable to the Offer was terminated. Accordingly, the condition to the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied. On June 23, 2009, the Company issued a press release noting the termination of the waiting period, a copy of which is filed as Exhibit (a)(2)(F) hereto.”

Item 9. Exhibits.

Item 9 (“Exhibits”) of the Schedule 14D-9 is amended and supplemented by adding the following exhibit thereto:

(a)(2)(F)    Press Release, dated June 23, 2009, issued by Cougar Biotechnology, Inc.*

*	Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

COUGAR BIOTECHNOLOGY, INC.

By:	/s/ Alan H. Auerbach
Name:	Alan H. Auerbach
Title:	Chief Executive Officer

Dated: June 23, 2009